UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Token Cat Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Closing of a Private Placement Transaction

As previously disclosed in the Form 6-K dated February 13, 2026, Token Cat Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. investor (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of 96,000,000,001 Class A ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of the Company at a price of $0.0012457 per share to purchase an aggregate of 96,000,000,001 class A Ordinary Shares, for the aggregate purchase price of approximately $119,590,000, which purchase price should be paid by the Purchasers in fiat money or in cryptocurrencies, in the sole discretion of the Company. (the “Offering”).

Upon satisfying all closing conditions, the Offering has been consummated, and as of today, the Company has completed the private placement closing and issued an aggregate of 96,000,000,001 Class A Ordinary Shares to the Purchasers. The form of the SPA was furnished as Exhibit 99.1 to the Form 6-K dated February 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2026

Token Cat Limited

By:	/s/ Guangsheng Liu
Name:	Guangsheng Liu
Title:	Chief Executive Officer

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